Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

November 3, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 1, 2021 The Nasdaq Stock Market (the "Exchange") received from Evotec SE (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depositary Shares, each representing one-half of one ordinary share

Ordinary shares, no par value per share[1]

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi

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[1] Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market LLC.